AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Eaton Vance Limited Duration Income Fund

(Name of Subject Company (Issuer))

Eaton Vance Limited Duration Income Fund

(Name of Filing Person (Issuer))

Auction Preferred Shares Series A, B, C, D, and E Par Value $.01 Per Share

(Title of Class of Securities)

Series A - 27828H204

Series B - 27828H303

Series C - 27828H402

Series D - 27828H501
Series E - 27828H600

(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

One Post Office Square

Boston, Massachusetts 02109

(617) 672-8305

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

April 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Eaton Vance Limited Duration Income Fund, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company (the “Fund”), to purchase for cash up to 100% of all of its outstanding preferred shares of beneficial interest, par value $0.01 per share and a liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A, B, C, D and E (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated April 30, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), plus any unpaid dividends accrued through May 29, 2026, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Eaton Vance Limited Duration Income Fund, a Massachusetts business trust registered under the 1940 Act as a closed-end management investment company. The principal executive offices of the Fund are located at One Post Office Square, Boston, MA, 02109. The telephone number of the Fund is (617) 482-8260.

(b) The securities being sought in the Offer are the Preferred Shares. As of March 31, 2026, there were 8,640 Preferred Shares issued and outstanding.

(c) The Preferred Shares are not listed and do not trade on any securities exchange. For information on the secondary market activity for the Preferred Shares and payment of dividends, see “Section 7, Price Range of Preferred Shares; Dividends,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under “Section 8. Certain Information Concerning the Funds” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

Summary Term Sheet

Section 1. Terms of the Offers; Expiration Date

Section 2. Extension of Tender Period; Termination; Amendment

Section 3. Acceptance for Payment and Payment

Section 4. Procedure for Tendering Preferred Shares

Section 5. Withdrawal Rights

Section 6. Certain U.S. Federal Income Tax Consequences

Section 8. Certain Information Concerning the Funds

Section 9. Source and Amount of Funds

Section 10. Interest of Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares

Section 11. Certain Effects of the Offers

Section 12. Purpose of the Offers

Section 13. Conditions to the Offers

Section 15. Fees and Expenses

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Section 10. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under “Section 12. Purpose of the Offers” and “Section 10. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares” are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under “Section 12. Purpose of the Offers” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Section 12. Purpose of the Offers” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Section 12. Purpose of the Offers” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Considerations.

(a) The information set forth in the Offer to Purchase under “Section 9. Source and Amount of Funds” and “Section 11. Certain Effects of the Offers” are incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Section 9. Source and Amount of Funds” and “Section 11. Certain Effects of the Offers” are incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Section 9. Source and Amount of Funds” and “Section 11. Certain Effects of the Offers” are incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “Section 10. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Section 10. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Purchase under “Section 10. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated April 30, 2026.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for us by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Notice of Withdrawal.
(a)(2)-(4)	Not applicable.
(a)(5)(i)	Press Release issued on April 17, 2026.(1)
(a)(5)(ii)	Press Release issued on April 30, 2026.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fees – Calculation of Filing Fee Table.

(1) Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the Securities and Exchange Commission on April 17, 2026.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Limited Duration Income Fund

By:	/s/ Kenneth A. Topping
Name:	Kenneth A. Topping
Title:	President

Dated as of April 30, 2026

Exhibit Index

Exhibit	Description
(a)(1)(i)	Offer to Purchase dated April 30, 2026.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for us by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Notice of Withdrawal.
(a)(5)(ii)	Press Release issued on April 30, 2026.
107	Filing Fees – Calculation of Filing Fee Table.